Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

	Year Ended December 31,
	2000	2001	2002	2003	2004
Consolidated pretax income	$134,840	$218,336	$309,340	$396,217	$521,212

Share of distributed income of 50%-or-less-owned affiliates, net of equity pickup	(163)	(26)	(2,689)	94	(5,772)

Amortization of capitalized interest	27,581	31,878	32,162	38,263	41,764

Interest	62,610	55,327	49,086	50,125	53,242

Less interest capitalized during the period	(34,105)	(31,675)	(39,695)	(42,602)	(52,015)

Interest portion of rental expense	6,065	7,190	6,679	5,973	5,639

EARNINGS	$196,828	$281,030	$354,883	$448,070	$564,070

Interest	$62,610	$55,327	$49,086	$50,125	$53,242

Interest portion of rental expense	6,065	7,190	6,679	5,973	5,639

FIXED CHARGES	$68,675	$62,517	$55,765	$56,098	$58,881

Ratio of earnings to fixed charges	2.87	4.50	6.36	7.99	9.58